UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2024

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ZENVIA Reports Q4 2023 and FY 2023 Results

Normalized EBITDA of BRL 76.1 million within the guidance range for FY 2023

Strict cost control led G&A as % of revenues to 16.0% in FY23 from 19.5% in FY 2022

São Paulo, May 13, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX solution in Latin America empowering companies to transform their customer journeys, today reported its operational and financial metrics for the fourth quarter and full year of 2023.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “As we close the year, I extend gratitude to all stakeholders for their commitment to our long-term strategy. 2023 marked the culmination of a challenging yet rewarding phase of integrating multiple acquisitions into Zenvia, strengthening our position as a leading cloud-based CX solution in Latin America. Our Adjusted EBITDA at the end of the period, of nearly BRL 80 million, attests our ability to balance profitability with the challenge of executing the integrations. We resolved our medium and long-term funding gap through strategic financial renegotiations and a personal investment, reflecting my deep belief in our vision and the excellence of our team. We are now ready to unlock solid and profitable growth. We're enthusiastic about future opportunities and expanding our presence in Brazil and Latin America. Thank you for your trust and support as we build a promising future for our company.”

Shay Chor, CFO & IRO of ZENVIA, said: “We are pleased to report our results for the period, highlighting the delivery of our EBITDA within FY 2023 guidance. Our new EBITDA guidance for 2024 contemplates an YoY increase of around 70% to a range between BRL 120 million and BRL 140 million, which reflects our healthy portfolio with a balanced profitable mix, streamlined internal structure and leverage under control. After our recent restructuring, we are closer to having the right capital structure to support our strategic objectives while maximizing shareholder value. We appreciate your continued trust and support as we move ahead, committed to building a profitable and exciting future for Zenvia.”

Key Financial Metrics (BRL MM)	Q4 2023	Q4 2022	YoY	FY 2023	FY 2022	YTD
Total Active Customers(1)	12,929	13,336	-3.1%	12,929	13,336	-3.1%
Revenues	217.0	174.9	24.1%	807.6	756.7	6.7%
Gross Profit	109.4	89.5	22.2%	330.5	288.9	14.4%
Gross Margin	50.4%	51.2%	-9.5 p.p.	40.9%	38.2%	0.4 p.p.
Non-GAAP Adjusted Gross Profit(2)	122.2	102.5	19.2%	382.6	333.0	14.9%
Non-GAAP Adjusted Gross Margin(3)	56.3%	58.6%	(2.3 p.p.)	47.4%	44.0%	3.4 p.p.
Operating Loss (EBIT)	-2.1	-209.8	-99.0%	-10.7	-289.0	-96.3%
Adjusted EBITDA(4)	22.1	-52,4	n.m	77.1	(77.3)	n/m
Normalized EBITDA(5)	29.5	23.0	28.0%	76.1	23.5	n/m
Loss for the Period	-31.5	-162.2	-80.6%	-60.8	-243.0	-75.0%
Cash Balance	63.7	100.2	-36.4%	63.7	100.2	-36.4%
Net cash flow from (used in) operating activities	13.9	26.9	-48.3%	162.5	108.5	49.9%
(1)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.
(2)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	For a reconciliation of our Adjusted EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.

Platform for unified end-to-end customer experience

Financial Highlights Q4 2023

●	Revenues totaled BRL 217.0 million, up 24.1% when compared to BRL 174.9 million in Q4 2022 as a result of both SaaS (+16.1% YoY) and CPaaS (+29.7%) expansion. While SaaS expanded among all customer profiles, CPaaS expanded SMS volumes mainly with wholesalers and large enterprises.
●	Non-GAAP Adjusted Gross Profit of BRL 122.2 million was up 19.2% YoY while Non-GAAP Adjusted Gross Margin decreased by 2.3 percentage points to 56.3% YoY, primarily driven by the higher mix of CPaaS in the period, mainly from large enterprises with lower margins, coupled with lower margins in SaaS which also grew in large enterprises.
●	Total number of active customers reached 12.9k, being 7.1k from SaaS and 6.3k from CPaaS.
●	Adjusted EBITDA was positive BRL 22.1 million in the quarter, up BRL 74 million from negative BRL 52.4 million in Q4 2022 and +39.2% sequentially. This includes the positive BRL1.6 million impact from the non-cash earn-out reversal of expenses related to SenseData in Q4 2023. In the quarter we also had non-recurrent impact related to previous quarters, which negatively impacted our normalized EBITDA in R$ 9.0 million. Therefore, the Normalized EBITDA for Q4 2023 is BRL 29.5 million, up 78.9% sequentially and an increase of 28.0% YoY.

Financial Highlights FY 2023

●	Revenues totaled BRL 807.6 million, up 6.7% when compared to BRL 756.7 million in Q4 2022 as a result of both SaaS (+13.2% YoY) and CPaaS (+3.3%) expansions.
●	Strong Non-GAAP Adjusted Gross Profit of BRL 382.6 million, up 14.9% YoY, with Non-GAAP Adjusted Gross Margin expanding 3.4 p.p. to 47.4%, due to better revenue mix.
●	Adjusted EBITDA evolved to positive BRL 77.1 million in FY 2023, up BRL 154 million from negative BRL 77.1 million in FY 2022. This stronger Adjusted EBITDA is mainly related to the 14.4% increase in Gross Profit coupled with strict cost control that led to a 12.6% drop in G&A expenses to BRL 128.8 million in FY 2023 from BRL 147.5 million in FY 2022. This reduced the ratio of G&A as a percentage of revenues to 16.0% in FY23 from 19.5% in FY22.
●	Normalized EBITDA was BRL 76.1 million, more than 3x the Normalized EBITDA recorded in 2022 of BRL 23.5 million, and a record high of the Company.

Subsequent Events
●	On February 6, 2024, Zenvia announced that it had entered into agreements with a group of stakeholders aimed at addressing its existing funding gap. The transactions included:

Type	Extension of short-term debt with banks	Renegotiation of Movidesk's earnout	Renegotiation of D1's earnout
Amount	BRL 100 MM	BRL 207 MM	BRL 20 MM
Negotiation	Payment terms were extended to 36 months, with a 6-month grace period and 30 monthly payments	Payment terms were extended to 60 months, with Zenvia's option to convert ˜BRL100 MM of total debt into equity, subject to certain conversion periods agreed between the parties	Payment terms were extended to 36 months, with a 6-month grace period and 30 monthly payments
New final maturity	December 2026	December 2028	December 2026

Platform for unified end-to-end customer experience

●	In addition, Cassio Bobsin, Zenvia's Founder and CEO acquired, through Bobsin Corp, 8,860,535 Class A common shares at a price of US$ 1.14 per share, equal to the Nasdaq closing price on January 30, 2024, totaling an investment of approximately BRL 50 million. Under the terms of the investment agreement, over the next three years, Bobsin Corp is entitled to additional cash or equity returns based on certain liquidity or corporate transaction events, with potential returns tied to the appreciation of Zenvia's share price. This arrangement could lead to a maximum shareholder dilution of about 11% at the time of such events.
●	The Company also introduced, on the same date, its Normalized EBITDA guidance for 2024, with a range between BRL 120 million and BRL 140 million, implying almost 70% increase for the year when compared to the midpoint of the range.
●	Considering the announced transactions and the guidance for 2024, the main financial impacts of the operation are the following: (i) Zenvia's cash outflow to pay financial liabilities in 2024 was reduced by approximately BRL 120 million; (ii) Zenvia's average debt (including earnouts and bank loans) term improves from current 1.6 to 2.8 years; and (iii) Zenvia's pro-forma leverage at the end of 2024, considering the new 2024 Normalized EBITDA guidance and the conversion of the full permitted amount of Movidesk’s earnout into equity for the period, would be approximately 2.0x.
●	As a result of the improved capital structure mentioned above, Zenvia raised additional funding with local Brazilian banks in the amount of R$ 40 million by the end of April 2024.
●	On May 2, 2024, Zenvia announced the hiring of Mr. Gilsinei Hansen for the newly-created role of Chief Revenue Officer (CRO), reporting to Cassio Bobsin. The new role was created to consolidate the current segments into one single Business area which will be responsible for the entire customer journey. The new area will be organized by customer profile/segment instead of by solution/product, with a focus on strengthening the Company’s integrated offering, improving experiences for all customers, and driving profitable growth. Mr. Hansen will also oversee two important growth initiatives: the rollout of Zenvia Customer Cloud, Zenvia’s unified, multichannel solution that centralizes and manages customer data; and the Company's international expansion.

SaaS Business

SaaS Key Operational & Financial Metrics (BRL MM and %)	Q4 2023	Q4 2022	YoY	FY 2023	FY 2022	YTD
Revenues	83.6	72.0	16.1%	295.0	260.6	13.2%
Gross Profit	41.1	40.7	1.0%	136.3	128.6	5.9%
Gross Margin	49.2%	56.5%	(7.4) p.p	46.2%	49.4%	(3.2) p.p
Non-GAAP Adjusted Gross Profit (1)	54.0	53.8	0.4%	188.3	172.7	9.1%
Non-GAAP Adjusted Gross Margin (2)	64.5%	74.6%	(10.1) p.p	63.8%	66.3%	(2.4) p.p
Net Revenue Expansion (NRE) (3)	102%	124%	-21.6 p.p	102%	124%	-21.6 p.p
Total Active Customers (4)	7,127	6,231	14.4%	7,127	6,231	14.4%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.
(3)	We believe that SaaS Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our SaaS Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate SaaS Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve-month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve-month period.
(4)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.

Platform for unified end-to-end customer experience

In Q4 2023, our SaaS business Revenue went up 16.1% YoY to BRL 83.6 million, of which BRL 62.5 million was recurring-based, compared to BRL 72.0 million in Q4 2022, of which BRL 59.8 million was recurring-based. When we compare FY 2023 to FY 2022, the increase of 13.2% was mainly driven by the growth of SMBs customers. Sequentially, our Q4 2023 SaaS revenues increased 11.1%, from BRL 75.3 million in Q3 2023, mostly with SMBs customers, which should form the cornerstone of our growth strategy for 2024.

Our SaaS annual recurring revenue (ARR) (5) at the end of December 2023 went up to BRL 250 million, from BRL 233 million at the end of September 2023 and BRL 239 million at the end of December 2022, mainly as a result of M&A integration and increase in SMBs businesses.

As expected, H2 2023 numbers already recovered from the negative impact of the downsell in large enterprises on the consulting business related to the macroeconomic impact in H1 2023 and posted an increase of 1.5% when we compare FY 2023 to FY 2022. Still, the downsell pulled Net Revenue Expansion down to 102% compared to 124% in Q4 2022. Even though there are already signs of improvement in the conversion of sales cycle to large enterprise customers, we expect most of the positive impact to be recorded only in 2024.

In terms of our profitability metrics, Q4 2023 Non-GAAP Adjusted Gross Profit was practically stable YoY at BRL 54.0 million from BRL 53.8 million. The increase in revenues from large enterprises combined with lower margins in the downsell resulted in lower Non-GAAP Adjusted Gross Margin from SaaS, despite the growth with SMBs customers. As a result, SaaS Non-GAAP Adjusted Gross Margin was down 10.1 percentage points YoY to 64.5%.

For the FY 2023, our Non-GAAP Adjusted Gross Profit went up 9.1%, mostly as a result of the growth of SMBs customers.

SaaS Case Study: Ânima Educação (B3:ANIM)

Ânima, a leading educational group in Brazil with 400,000 students, has integrated Zenvia's customer experience solution into its marketing and sales operations to improve engagement and effectiveness across its digital channels. The initiative aimed to offer a more integrated and seamless experience to attract and serve students swiftly and effectively. As part of the implementation, Ânima set up specific customer journeys for new enrollments, re-engaging former students, promoting offers, and reconnecting with inactive prospects. The addition of chatbots helped in screening candidates while providing an option to switch to human agents during crucial interactions like enrollment finalization, which led to an 18% increase in digital channel sales conversion.

During the 2023 Black Friday event, Ânima managed to reduce the response time on WhatsApp by 73% compared to the previous year, while sales conversions increased by 7%. The shift from using a toll-free number to local area codes for calls dramatically improved callback rates by nearly tenfold. Additionally, the adoption of Zenvia's digital solutions helped the group identify and address service abandonment issues, reducing abandonment rates by 31%. According to Gil Cabrera, coordinator of planning and quality at Ânima, these insights have been pivotal in understanding customer dissatisfaction and improving operations, leading to significant cost savings on platforms and a retention rate above 90%.

(5) ARR is calculated by multiplying the recurring revenue of December 2023 by 12.

CPaaS Business

CPaaS Key Operational & Financial Metrics (BRL MM)	Q4 2023	Q4 2022	YoY	FY 2023	FY 2022	YTD
Revenues	133.4	102.9	29.7%	512.6	496.2	3.3%
Gross Profit	68.2	48.7	40.0%	194.3	160.3	21.2%
Gross Margin	51.2%	47.4%	3.8 p.p	37.9%	32.3%	5.6 p.p
Non-GAAP Adjusted Gross Profit (1)	68.2	48.7	40.0%	194.3	160.3	21.2%
Non-GAAP Adjusted Gross Margin (2)	51.2%	47.4%	3.8 p.p	37.9%	32.3%	5.6 p.p
Total Active Customers (3)	6,263	7,505	-16.5%	6,263	7,505	-16.5%
(1)	For a reconciliation of the Non-GAAP Adjusted Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.
(2)	We calculate Non-GAAP Adjusted Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.

Platform for unified end-to-end customer experience

Q4 2023 saw a 29.7% YoY increase in CPaaS revenues, which totaled BRL 133.4 million mainly driven by the recovery of volumes with large enterprises.

As a result, our Non-GAAP Adjusted Gross Profit increased 40.0% YoY, to BRL 68.2 million from BRL 48.7 million, with Non-GAAP Adjusted Gross Margin reaching 51.2% in Q4 2023 compared to 47.4% in Q4 2022, up 3.8 percentage points.

We strategically chose to seize opportunities by accelerating revenues and expanding our engagement with large enterprises in both segments during this period, which resulted in strong revenue growth in both segments, which will pave the way for future growth.

Rich Communication Services (RCS)

Google is actively expanding the reach of Rich Communication Services (RCS) by leveraging its widespread Android operating system, which dominates the global smartphone market. In Brazil, Android represents around 80-85% of the market. Google has also placed a strong emphasis on security to protect users from potential scams and threats. RCS incorporates end-to-end encryption, ensuring that messages are secure from the point they are sent to the moment they are received.

Zenvia is the top RCS partner for Google in Brazil, and in Q4 2023 the companies jointly hosted an event for 200 clients, including the ones on the pilot program, to explore results and next steps. Zenvia's RCS services aim to provide a more immersive and interactive experience, catering to the evolving needs of modern consumers and improving engagement rates for businesses. By integrating RCS, Zenvia allows businesses to send richer, more interactive messages compared to traditional SMS. This includes the ability to send high-resolution images, videos, carousels, and even provide suggested reply buttons, making communications more engaging and effective.

In Brazil, in addition to SMS, there’s also a competition with WhatsApp, whose penetration rate in the country is around 97-98%.

CPaaS Case Study: RCS for collections and new product launches in Financial Services

A financial services company implemented RCS to improve its collections process. The enhanced features of RCS, in addition to the security provided by a branded message and certified link/action button, significantly increased customer engagement, resulting in a read rate of twice that of traditional SMS.

Further exploring the potential of RCS, the same company also used RCS to launch a new, more complex financial product. By including an explanatory video in the RCS messages, they saw a read rate six times higher than SMS. This approach helped customers better understand the product and showcased RCS's ability to effectively deliver complex information. These experiences demonstrate the impactful role of RCS in enhancing communication and engagement in the financial services sector.

Consolidated Financial Results

Revenue

Consolidated revenues in Q4 2023 totaled BRL 217.0 million, up 24.1% YoY, mainly reflecting the 29.7% increase in CPaaS revenues related to the expansion in SMS volumes, due to our decision not to participate in price wars in Q4 2022, combined with the increase of 16.1% YoY in our SaaS segment mainly leveraged by SMBs. In the FY 2023, revenues went up 6.7% YoY to BRL 807.6 million due to a 13.2% increase in the SaaS business and a 3.3% increase in revenues from the CPaaS business.

Profitability

Our Non-GAAP Adjusted Gross Profit increased 19.2% YoY in Q4 2023 to BRL 122.2 million, mainly reflecting the 40.0% increase in CPaaS Non-GAAP Adjusted Gross Profit which has lower margins than SaaS. Non-GAAP Adjusted Gross Margin went down by 2.3 p.p. to 56.3% in Q4 2023 from 58.6% in Q4 2022, reflecting the higher CPaaS participation in the revenue mix, from 58.8% in Q4 2022 to 61.5% in Q4 2023.

Adjusted EBITDA in Q4 2023 was positive BRL 22.1 million, compared to negative BRL 52.4 million in Q4 2022. If we compare the full year of 2023 and 2022, our Adjusted EBITDA evolved to positive BRL 77.1 million in 2023 from negative BRL 77.3 million in 2022 – an increase of BRL 154.4 million. This stronger Adjusted EBITDA is mainly related to the 14.4% Gross Profit increase and strict cost control as result of executing  our savings plan initiated in July 2022, that led to a 12.6% drop in G&A expenses to BRL 128.8 million in FY 2023 from BRL 147.5 million in the same period of 2022. This reduced the ratio of G&A as a percentage of revenue to 16.0% in FY23 from 19.5% in FY22.

Platform for unified end-to-end customer experience

Introducing FY 2024 Guidance

FY 2024 Guidance
Revenue (millions)	BRL$930 - $970
Y/Y Growth	15% - 20%
Non-GAAP Adjusted Gross Margin	42% - 45%
Normalized EBITDA (millions)	BRL$120 - $140

Conference Call

The Company will upload the presentation and pre-recorded remarks on its investors relations website. The IR team will be available for any questions.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – FG-IR Fabiane Goldstein – (954) 625-4793 – fabi@fg-ir.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company dedicated to creating a new world of experiences. It focuses on enabling companies to create personalized, engaging and fluid experiences across the entire customer journey, all through its unified, multi-channel customer cloud solution. Boasting two decades of industry expertise, nearly 13,000 customers and operations throughout Latin America, Zenvia enables businesses of all segments to amplify brand presence, escalate sales, and elevate customer support, generating operational efficiency, productivity and results, all in one place. To learn more and get the latest updates, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

The preliminary third quarter and first nine months operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Our SaaS Portfolio

Zenvia has evolved its product portfolio organically and through acquisitions. Our SaaS solutions are designed for each phase of the customer journey, starting with the first interaction with the brand all the way to a continuous relationship with the company. The SaaS segment carries higher Gross Margins and is the business from which most of our growth will come in the future. More than half of our margin already comes from our SaaS solutions, compared to three years ago when this percentage was zero.

Platform for unified end-to-end customer experience

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
Zenvia Success	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights
Consulting	D1	A Business Intelligence team that serves customer needs – mainly larger corporations - by using SaaS and CPaaS integrated and taylor-made solutions to enhance the end-consumer experience

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experience in various ways. Our main tools are Application Programming Interface (APIs), a robot-like software program that performs automated, repetitive, pre-defined tasks (Bots), Natural-language understanding (NLU) and tools that enable companies to manage documents securely and safely during the end-consumer journey (Docs). Companies can access our solution and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the solution, we can break down all CX barriers and unlock the true potential for end customers.

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the fourth quarter and full year of 2023.

	Q4			12M
	2023	2022	Variation	2023	2022	Variation
	(non-audited)	(non-audited)		(non-audited)	(audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	217,014	174,886	24.1%	807,577	756,715	6.7%
Cost of services	-107,655	-85,423	26.0%	-477,035	-467,803	2.0%
Gross profit	109,359	89,463	22.2%	330,542	288,912	14.4%
Selling and marketing expenses	-28,292	-28,857	-2.0%	-109,793	-119,436	-8.1%
General and Administrative expenses	-30,332	-39,960	-24.1%	-128,823	-147,458	-12.6%
Research and development expenses	-12,773	-17,484	-26.9%	-52,784	-64,072	-17.6%
Allowance for expected credit losses	-41,246	-2,748	1400.9%	-49,247	-7,789	532.3%
Goodwill Impairment		-136,723			-136,723
Other income and expenses, net	1,167	-73,464	n.m	-606	-102,424	-99.4%
Operating loss	-2,117	-209,773	-99.0%	-10,711	-288,990	-96.3%
Financial expenses	-16,907	-21,598	-21.7%	-72,641	-77,245	-6.0%
Finance income	13,457	4,917	173.7%	28,589	33,423	-14.5%
Financial expenses, net	-3,450	-16,681	-79.3%	-44,052	-43,822	0.5%
Loss before taxes	-5,567	-226,454	-97.5%	-54,763	-332,812	-83.5%
Deferred income tax and social contribution	-23,741	64,571	-136.8%	202	91,249	-99.8%
Current income tax and social contribution	-2,191	-340	544.4%	-6,210	-1,462	324.8%
Loss for the period	-31,499	-162,223	-80.6%	-60,771	-243,025	-75.0%

Loss for the period attributable to Owners of the Company	-31,210	-162,270	-80.8%	-61,004	-243,029	-74.9%
Non-controlling interests	289	-47	n.m	233	4	n.m

Platform for unified end-to-end customer experience

	December 31, 2022 (audited)	December 31, 2023 (non-audited)
Assets
Current assets	313,184	250,331
Cash and cash equivalents	100,243	63,742
Financial Investment	8,160	-
Trade and other receivables	156,012	148,784
Recoverable Tax	35,579	28,058
Prepayments	6,369	5,571
Other assets	6,821	4,176

Non-current assets	1,490,939	1,461,233
Restricted Cash		6,403
Recoverable Tax	107	-
Prepayments	2,207	1,109
Property, plant and equipment	19,590	14,413
Intangible assets and goodwill	1,377,232	1,347,327
Deferred Tax Assets	91,769	91,971
Other Assets	34	10

Total assets	1,804,123	1,711,564

	December 31, 2022 (audited)	December 31, 2023 (non-audited)
Liabilities
Current liabilities	476,337	607,374
Loans, borrowings and Debentures	89,541	36,191
Trade and other payables	264,728	353,998
Liabilities from acquisitions	60,778	134,466
Tax liabilities	17,046	18,846
Employee benefits	35,039	50,085
Lease liabilities	1,992	2,056
Deferred revenue	6,873	11,547
Taxes to be paid in installments	340	185
Derivative and Financial Instruments	-	-

Non-current liabilities	374,546	215,243
Liabilities from acquisitions	290,852	160,237
Trade and other payables	1,092	-
Loans, borrowings and Debentures	77,293	51,605
Lease liabilities	2,824	752
Provisions for tax, labor and civil risks	1,969	1,721
Taxes to be paid in installments	454	313
Employee Benefits	62	615

Equity	953,240	888,947
Capital	957,525	957,525
Reserves	244,913	247,464
Translation reserve	9,485	3,129
Accumulated losses	(258,587)	(319,591)
Other components of equity	0	283
Non-controlling interests	(96)	137
Total equity and liabilities	1,804,123	1,711,564

Platform for unified end-to-end customer experience

	Q4		12M
	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (audited)
	(in thousands of R$)
Net cash from (used in) operating activities	13,914	26,917	162,547	108,455
Net cash used in investing activities	-20,833	-8,422	-53,903	-349,783
Net cash from (used in) financing activities	-45,569	-32,217	-143,766	-215,845
Exchange rate change on cash and cash equivalents	-277	-7,128	-1,379	-24,815
Net (decrease) increase in cash and cash equivalents	-52,765	-20,850	-36,501	-481,988

Interest		December 31, 2022	December 31, 2023
		(audited)	(non-audited)
		(in thousands of RS)
Working capital	100% CDI+2.51% to 6.55% and 8.60%	125,834	69,667
Debentures	18.16%	41,000	18,129
Total		166,834	87,796

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These Non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Adjusted Gross Profit, Non-GAAP Adjusted Gross Margin, Non-GAAP Adjusted Gross Profit for our SaaS business segment, Non-GAAP Adjusted Gross Profit for our CPaaS business segment, Non-GAAP Adjusted Gross Margin for our SaaS business segment, Non-GAAP Adjusted Gross Margin for our CPaaS business segment, Adjusted EBITDA and Normalized EBITDA. Flow provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

The following table shows the reconciliation for our consolidated Non-GAAP Gross Profit and consolidated Non-GAAP Gross Margin:

	Q4		FY
Consolidated	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	109,359	89,463	330,542	288,912
(+) Amortization of intangible assets acquired from business combinations	12,850	13,033	52,061	44,043
Non-GAAP Adjusted Gross Profit (1)	122,209	102,496	382,603	332,955
Revenue	217,014	174,886	807,577	756,715
Gross Margin (2)	50.4%	51.2%	40.9%	38.2%
Non-GAAP Adjusted Gross Margin (3)	56.3%	58.6%	47.4%	44.0%
(1)	We calculate Non-GAAP Adjusted Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.
(2)	We calculate gross margin as gross profit divided by revenue.
(3)	We calculate Non-GAAP Adjusted Gross Margin as Non-GAAP Adjusted Gross Profit divided by revenue.

Platform for unified end-to-end customer experience

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

	Q4		FY
SaaS Segment	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	41,115	40,722	136,280	128,639
(+) Amortization of intangible assets acquired from business combinations	12,850	13,033	52,061	44,043
Non-GAAP Adjusted Gross Profit (1)	53,965	53,755	188,341	172,682
Revenue	83,639	72,030	294,236	260,554
Gross Margin (2)	49.2%	56.5%	46.3%	49.4%
Non-GAAP Adjusted Gross Margin (3)	64.5%	74.6%	64.0%	66.3%
(1)	We calculate Non-GAAP Adjusted Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.
(2)	We calculate gross margin for our SaaS business segment as gross profit for our Saas business segment divided by revenue of our SaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for SaaS business segment as Non-GAAP Adjusted Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

	Q4		FY
CPaaS Segment	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Gross profit	68,244	48,741	194,262	160,273
(+) Amortization of intangible assets acquired from business combinations	0	0	0	0
Non-GAAP Adjusted Gross Profit (1)	68,244	48,741	194,262	160,273
Revenue	133,375	102,856	512,565	496,161
Gross margin (2)	51.2%	47.4%	37.9%	32.3%
Non-GAAP Adjusted Gross Margin (3)	51.2%	47.4%	37.9%	32.3%
(1)	We calculate Non-GAAP Adjusted Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.
(2)	We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We calculate Non-GAAP Adjusted Gross Margin for CPaaS business segment as Non-GAAP Adjusted Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

Platform for unified end-to-end customer experience

The following table shows the reconciliation for our Adjusted EBITDA and Normalized EBITDA:

	2023	2022	2023	2022
	(non-audited)	(non-audited)	(non-audited)	(non-audited)
	(in thousands of R$)
Loss for the period	-31,499	-162,223	-60,771	-243,025
Current and Deferred Income Tax	25,932	-64,231	6,008	-89,787
Financial expenses, net	3,450	16,681	44,052	43,822
Depreciation and Amortization	24,184	20,698	87,807	74,994
Goodwill Impairment	0	136,723	0	136,723
Adjusted EBITDA (1)	22,067	-52,352	77,096	-77,273
Earn-outs	-1,594	75,386	-963	100,743
Non-Recurring Events	9,013	0	0	0
Normalized EBITDA (2)	29,486	23,034	76,133	23,470

(1)	We calculate Adjusted EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net, depreciation and the goodwill impairment.
(2)	We calculate Normalized EBITDA as the Adjusted EBITDA adjusted by non-recurring events and non-cash impacts from earn-out adjustments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 13, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer